UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30621/July 24, 2013

In the Matter of	:
	:
OPPENHEIMER TRANSITION 2040 FUND	:
6803 S. Tucson Way	:
Centennial, CO 80112	:
	:
(811-22151)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Oppenheimer Transition 2040 Fund filed an application on May 31, 2013, requesting an order
under section 8(f) of the Act declaring that it has ceased to be an investment company.

On June 28, 2013, a notice of filing of the application was issued (Investment Company Act
Release No. 30585). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall
forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary